ORBIS

Warsaw, 2005-05-20

United States Securities and Exchange Commission
Washington D.C. 20549
USA


05008548

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 22/2005.
Best regards

Krzysztof Gerula

I Vice-President


FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
JUN 01 2005
WASH. D.C.

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

82-5025

Current report no 22/2005

On May 18, 2005, acting by virtue of §20 section 2 point 8 of "Orbis" S.A. Statutes and § 9 section 1 point 10 of Supervisory Board By-Laws, the Supervisory Board of "Orbis" S.A. decided to entrust the review of the semi-annual corporate and consolidated financial statements as well as audit of the financial statements of the company "Orbis" S.A. and consolidated financial statements of the Orbis Group for years 2005-2007 to PricewaterhouseCoopers Sp. z o.o. with its corporate seat in Warsaw at 14, Armii Ludowej street, registered under no 144 on the list of companies licensed to audit financial statements. The company "Orbis" S.A. availed of services of PricewaterhouseCoopers Sp. z o.o. in the following fields:

- audit of corporate financial statements of "Orbis" S.A. and consolidated financial statements of the Orbis Group for 1996, 1997, 1998, 1999,
- tax advisory services throughout 1996-1999,
- calculation of differences between selected items of the financial statements as at December 31, 1991, prepared according to Polish regulations and International Accounting Standards,
- cooperation in the area of determining differences arising out of accounting policies applied until 2002 in the context of amendments to the Accounting Act effective on January 1, 2002.

Warszawa , 2005-05-20

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 21/2005.
Best regards



Krzysztof Gerula

I Vice President


SEC MAIL
RECEIVED
PROCESSING
JUN 0 1 2005
WASH. D.C.
SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 21/2005

Resolution No 27/VI/2005
of the „Orbis" S.A. Supervisory Board
dated May 18, 2005
concerning evaluation of corporate standing of „Orbis" S.A.

Acting by virtue of § 10 item 4 of „Orbis" S.A. Supervisory Board Rules, in connection with the principles No 18 of the Corporate Governance, it is hereby resolved as follows :

§ 1

1. The Supervisory Board of „Orbis" S.A. assessed the Company's situation, particularly as regards its financial standing and development prospects.

2. The evaluation referred to in item 1 above is attached hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Company's evaluation by way of its publication and enclosure to the 2004 Annual Report, not later than 15 days prior to the Annual Ordinary General Assembly of Shareholders of the Company.

Appendix to Resolution of the Supervisory Board no 27/VI/2005

Concise evaluation of the corporate standing of "ORBIS" S.A.,
presented to the General Meeting of „Orbis" S.A. Shareholders.

The Company's corporate standing should be considered as stable. The improving tendency for internal and external factors, prevailing since last year, contributory to the growth in revenues and performance in enterprises involved in tourist and hotel activities, in connection with the strategy adopted by the Company as well as undertaken restructuring measures, augur well for the development of the Company.

1. Key results.

Orbis S.A. performance in 2004 confirms positive tendencies observed in 2003. This is reflected in the growth in the following figures:

- Gross Operating Profit (G.O.P.) – by 0.9%,
- EBITDA – by 4.6%,
- net profit – by 9.8%
- net profit/net sales ratio – by 0.7 percentage points,
- Return on Equity /ROE/ - by 0.2 percentage point,
- Return on Assets /ROA/ - by 0.2 percentage point.

The growth in G.O.P. by 5.8% and in EBITDA by 8.9% generated at the level of hotels is worthy of note. The ratio of gross operating profit to total operating revenues went up by 1.7 percentage to reach 33.1% which testifies to the improvement in hotels' operating efficiency.
At the same time, average employment in the Company declined by 11.8% and, therefore the employment per room ratio stood at the level of 0.47.

2. Selected results and phenomena calling for monitoring.

- Liabilities and provisions for liabilities went down in 2004 to PLN 551,528 thousand, which translates into a decline by 5.4% as compared to 2003.
- Debt level fell to the level of 30.78% as a result of a decrease in liabilities.
- The three ratios measuring financing activity, i.e. the debtor collection period, the creditor turnover period and the inventory turnover ratios decreased by: 2 days, 1 day and 1 day, respectively.
- In 2004, an insignificant growth was reported in liquidity ratios: the Current Ratio (CR) went up to the level of 0.84 and the Quick Ratio (QR) to the level of 0.78. These ratios are higher than in the year 2003 owing to a considerable growth in current assets (by 31.6%).
- Depreciation increased by 20.9% to the level of PLN 62,486.9 thousand, which was attributable to the modernization of hotels, purchases made and the application of new rates for balance sheet depreciation of buildings (growth in depreciation by PLN 8.9 million).

3. Long-term solutions.

Special attention should be drawn to the works carried out in 2004 within the framework of the 'Orbis – 21st Century Organization" project that in the month on March 2005 bore fruit in the announcement of a new "Company's Strategy Within The Scope of Development of Hotel Activities and Investments" for the years 2005-2009. Under the strategy, the Company's Management Board intends to develop hotel activities by way of establishment of a network of ETAP economy hotels in Poland, the opening of subsequent Ibis hotels and further modernization of existing hotels.

Total capital expenditure for the development of hotel network in 2005-2009, along with replacement outlays, will amount to PLN 725.5 million. The investments program related to modernizations will be fully financed with own funds, while as regards the

construction of new hotels – PLN 169 million with own funds and PLN 216 million with a credit facility.

Moreover, in the year 2004, works were carried out, within the scope of the 'Orbis – 21st Century Organization" project, related to the new organizational structure of the Company, with one of the effects being the creation of operating regions for the purposes of coordination of operations in the following areas: operating activities, sales and marketing, HR management, accounting, IT and technical operation and maintenance. In that connection, in December 2004, Regional Directors (DOP) were appointed on the five key markets (Warsaw, Gdańsk, Cracow, Poznań and Wrocław).

Other solutions applied in the Company in 2004 exerting an advantageous impact on its further functioning included::

- central and regional systems supporting the management of the Company and its finance,
- marketing and sales systems, with a special account taken of teleinformatic channels,
- OrbisOnLine internet reservation system.

4. Demand for the services of the Polish hotel market in 2004.

In 2004, 61.9 million arrivals of foreigners (number of incoming foreigners who have crossed the border), an increase of 18.8% in comparison to 2003, and approx. 14.3 million arrivals of tourists (number of foreigners that have spent at least 1 night), a raise by 4.2%, were reported by the polish Institute of Tourism. As anticipated, following Poland's accession to the European Union as from May 1, 2004 the number of arrivals to Poland from Western Europe, and especially from Germany, went up. In 2004, 4.5 million German tourists came to Poland, i.e. by 16% more than in 2003.

The number of rooms sold in 2004 by Orbis S.A. went up by 6.1% (95 thousand rooms more as compared to 2003). The number of foreign tourists accommodated in Orbis hotels increased by 4.0% in 2004, while foreign tourists arriving to Poland decreased its accommodation in polish hotels and motels by 12.7% (approx. 860 thousand persons less) as compared to 2003. This decrease of use of hotels and motels is mainly due to the boost of stays at families' or friends' accommodations.

5. The domestic long-term rating

The domestic long-term rating of the Company (as at February 15, 2005) has been fixed at "BBB+ (Pol)" (triple B with a plus), with a remark that the rating perspective is stable.

Taking the above into account, and considering especially the new strategy of the Company and safe financial standing, the Supervisory Board positively evaluates the perspectives of the Company's development.